HORNBACH

82-3729

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

RECEIVED
2005 APR 25 P 1:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Fin
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA



Bornheim, April 15, 2005

HORNBACH-Baumarkt-AG – File number 82-3729

SUPPL

Dear Sir or Madam,

enclosed please find our press release issued on April 14th, 2005 for your information. It is a brief report concerning the preliminary results of the fiscal year 2004/05.

Kind regards,

PROCESSED
MAY 02 2005
THOMSON FINANCIAL

pp. Judith Sommer

Enclosure

 82-3729

Preliminary Results for the 2004/2005 Financial Year

HORNBACH reports significant earnings growth

- Consolidated sales up by 8 %
- Like-for-like sales growth of 1.5 % at DIY megastores with garden centers
- Market share in Germany rises to 7.6 %

Neustadt an der Weinstrasse/Bornheim bei Landau, April 14, 2005.
The HORNBACH Group has maintained its growth trajectory within the European DIY segment. As expected, earnings showed considerably stronger growth than sales in the 2004/2005 financial year (March 1, 2004 to February 28, 2005). Regardless of the aggressive price wars in the German DIY segment, HORNBACH achieved a further expansion in its market share. As can be seen in the preliminary results published today, the consolidated sales of HORNBACH HOLDING AG rose by 8 % to € 2,220 million (previous year: € 2,057m). Consolidated earnings before taxes increased by 37 % to around € 62 million (previous year: € 45m). Pre-tax earnings at the HORNBACH-Baumarkt-AG subgroup, which is also publicly listed, rose from € 44 million to € 68 million (plus 55 %), while sales grew by 9% to reach € 2,094 million.

Preliminary key figures for the 2004/2005 financial year 2004/2005 (IFRS)

	HORNBACH HOLDING AG (ISIN DE0006083439)			HORNBACH-Baumarkt-AG (ISIN DE0006084403)		
Figures in € million	± %	2004/05	2003/04	± %	2004/05	2003/04
Net sales (NS)	8%	**2,220**	2,057	9%	**2,094**	1,923
Gross margin (Gross profit as % of NS)		**35.9%**	35.1%		**36.4%**	35.7%
EBITDA	16%	**181**	156	20%	**152**	127
EBIT	25%	**99**	79	41%	**91**	65
Consolidated earnings before taxes and extraordinary result	37%	**62**	45	55%	**68**	44

As of the reporting date on February 28, 2005, the HORNBACH HOLDING AG Group consisted of the following subgroups: HORNBACH-Baumarkt-AG (DIY megastores with garden centers), HORNBACH Baustoff Union GmbH (19 builders merchant outlets) and HORNBACH Immobilien AG (real estate development in the Group). A total of 117 DIY megastores with garden centers were in operation across the Group at the end of the past 2004/2005 financial year (previous year: 110). With a total sales area of around 1.2 million square meters, the average store area amounts to 10,224 m² (previous year: 10,145 m²). HORNBACH therefore has the unique distinction among large-scale DIY store operators in Europe of being the only company with an average store size in excess of 10,000 m².

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

HORNBACH increases its lead over DIY competitors

Based on calculations made by the Federal Association of German Home Improvement, DIY and Specialist Garden Stores (BHB), the aggregate market volume of all DIY stores in Germany rose by 0.5 % in 2004 to reach € 21.65 billion (previous year: € 21.54 bn). Like-for-like sales in the segment, i.e. excluding sales at newly opened stores, declined by 0.5 % (previous year: plus 2.1%).

HORNBACH has outperformed the overall segment in its core Germany market for the sixth consecutive year. In terms of the 2004 calendar year, like-for-like sales at HORNBACH rose by 1.9 %. Between 1999 and 2004, like-for-like sales at HORNBACH improved by 9 percentage points, whereas the overall market reported a decline of 9 percentage points. If newly opened stores are included, then since 1999 HORNBACH has grown by just under 56 % in the German market, which reported meager growth of a mere 2.6% in the past six calendar years. This is clearly reflected in the development seen in the market share of HORNBACH-Baumarkt-AG in Germany, which rose from 4.9 % in 1998 to 7.6 % in 2004 (2003: 7.0 %).

International share of DIY sales at 33 % - significant rise in earnings

In terms of the 2004/2005 financial year, whose final quarter includes the months of December to February, traditionally the period with the weakest level of sales on account of weather conditions, like-for-like sales rose by 1.5 % at the HORNBACH-Baumarkt-AG subgroup. In Germany, like-for-like sales followed the weaker trend witnessed in the overall DIY market since autumn 2004. By the end of February, cumulative like-for-like sales growth amounted to 0.2 % in Germany. The sales and earnings growth rates reported by the international stores are in excess of those in Germany. Like-for-like sales at the international stores rose by 4.4 % during the financial year. The international share of overall sales of the HORNBACH-Baumarkt-AG subgroup amounted to 33 %. Thanks to its unmistakable large-scale format, HORNBACH is now successfully established in eight European countries.

Earnings showed highly pleasing developments during the reporting period of March 1, 2004 to February 28, 2005. The table shows the most important preliminary key earnings figures (IFRS).

This disproportionate earnings growth is primarily attributable to like-for-like sales growth, earnings contributions from newly opened stores, a lower level of pre-opening expenses, improved procurement conditions in spite of a slight decline in retail prices, and more efficient merchandise management. Moreover, disposal gains from sale & rent back transactions also contributed to the pleasing level of earnings. Earnings at the HORNBACH HOLDING AG Group were negatively affected by the considerable losses incurred at the HORNBACH Baustoff Union GmbH subgroup.

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

Dividend to remain at previous year's level

The Board of Management intends to propose that the dividend distributed for the 2004/2005 financial year be maintained at the previous year's level. HORNBACH-Baumarkt-AG distributed € 0.87 per ordinary share for the 2003/2004 financial year, with HORNBACH HOLDING AG distributing € 1.14 per preference share and € 1.08 per ordinary share.

Outlook

HORNBACH is planning to open a total of nine new stores in the 2005/2006 financial year, of which five are in Germany. The first such opening in the current year involved the second Swedish megastore at Malmo on April 13, 2005. This will be followed by the opening of the second HORNBACH store in Slovakia at Kosice on April 27. The HORNBACH DIY store with a garden center in Mannheim-Neckarau, which was opened in 1982 and is no longer up-to-date, will be closed during the current financial year. The total number of HORNBACH DIY stores with garden centers will rise by up to eight to 125 by the end of February 2006. The Group's third logistics center will have commenced operations in Vilshofen (Bavaria) by the end of the financial year.

Overall, net sales, including new openings, are expected to grow to more than € 2.4 billion at the HORNBACH HOLDING AG Group, and to around € 2.3 billion at the HORNBACH-Baumarkt-AG subgroup. The intensified price competition in the DIY segment is reflected in the earnings forecast for the current financial year. HORNBACH has based its calculations on a lower gross margin than in the previous year, enabling it to secure its price leadership and to have greater scope in the event of any ongoing intensification of discount campaigns. Following the sharp rise in earnings in the 2004/2005 financial year, the HORNBACH-Baumarkt-AG subgroup expects to generate a lower level of earnings in the current year in view of the fact that account has to be taken of higher pre-opening expenses, project expenses relating to the SAP launch and lower disposal gains from sale & rent back transactions. As a result of significant earnings improvements at the HORNBACH-Baustoff Union GmbH subgroup, the consolidated earnings before taxes of the overall HORNBACH HOLDING AG Group for the current year are expected to be slightly higher than in the 2004/2005 financial year.

The definitive figures for the 2004/2005 financial year and the interim report for the first quarter of the current 2005/2006 period will be published on the occasion of the Financial Statements Press and Analysts Conference on June 24, 2004.

Financial Calendar

- June 24, 2005 — **Financial Statements Press Conference** 2004/2005
  DVFA Analysts Conference: HORNBACH-Baumarkt-AG
  Interim Report as of May 31, 2005
- September 01, 2005 — **Annual General Meeting: HORNBACH-Baumarkt-AG**
- September 02, 2005 — **Annual General Meeting: HORNBACH HOLDING AG**

Contact

Axel Müller, Investor Relations
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
invest@hornbach.com